Exhibit 99.4

VERMILION ENERGY INC.

ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification because Vermilion Energy Inc. (“Vermilion”) is using the notice and access (“N&A”) procedures for delivery of meeting materials to its beneficial shareholders in respect of our annual meeting to be held on April 28, 2017 (the “Meeting”). Under N&A, shareholders still receive a proxy or voting instruction form (“VIF”) enabling them to vote at the Meeting. However, instead of a paper copy of the 2017 Proxy Statement and Information Circular (“Information Circular”), beneficial shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly and also will reduce printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Friday, April 28, 2017 at 10:00 a.m. (Calgary time)

WHERE:	Metropolitan Conference Centre
333 - 4th Ave SW
Calgary, Alberta

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Election of Directors: Shareholders will be asked to fix the number of directors and elect directors for the ensuing year. Information respecting the election of directors may be found in the Information Circular under “Election of Directors of Vermilion”.

Appointment of Auditors: Shareholders will be asked to re-appoint Deloitte LLP as Vermilion’s auditors for the ensuing year. Information respecting the appointment of Deloitte LLP may be found in the Information Circular under “Appointment of Auditors”.

Say on Pay: Shareholders will be asked to approve an advisory (non-binding) resolution regarding Vermilion’s approach to executive compensation, which is more fully described in the Information Circular under “Advisory Vote on Executive Compensation”.

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vermilion is using a procedure known as 'stratification' in relation to its use of N&A. Stratification is the process of including a paper copy of the Information Circular in the notice package that is sent to certain shareholders. In relation to the Meeting, Vermilion has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other beneficial shareholders will receive this N&A notification plus a VIF.

HOW TO ACCESS THE MEETING MATERIALS

You may access the Meeting materials (Information Circular and related materials) as follows:

Vermilion’s website: http://www.vermilionenergy.com/ir/agm.cfm

SEDAR’s website (Vermilion‘s Profile): www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that a paper copy of the Meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

➢	Calling:	1-866-895-8101

➢	Sending an email to:	investor_relations@vermilionenergy.com

Requests should be received no later than April 13, 2017 to ensure you receive the Meeting materials in advance of the voting deadline and Meeting date.

VOTING

Beneficial shareholders are asked to return their proxies using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying proxy or VIF:

	Canadian Beneficial Shareholders	United States Beneficial Shareholders

Internet:	www.proxyvote.com	www.proxyvote.com
Telephone:	1-800-474-7493 (English)	1-800-454-8683
1-800-474-7501 (French)
Facsimile:	1-905-507-7793
Mail:	Data Processing Centre	Proxy Services,
	P.O. Box 2800, STN LCD	PO BOX 9104,
	Malton Mississauga, Ontario L5T 2T7	Farmingdale NY, 11735-9533

Shareholders with questions about notice and access can call toll free at 1-866-895-8101